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                            June 24, 2020

       Tayfun Tuzun
       Chief Financial Officer
       Fifth Third Bancorp
       Fifth Third Center
       Cincinnati, Ohio 45263

                                                        Re: Fifth Third Bancorp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Form 8-K Filed
April 21, 2020
                                                            File No. 001-33653

       Dear Mr. Tuzun:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K, filed April 21, 2020

       Exhibit 99.1
       Use of Non-GAAP Financial Measures, page 27

   1. We note your disclosures on pages 27-29 of various non-GAAP measures that are derived from Adjusted net
income calculated on page 29, which exclude "Provision in excess of credit losses". It
appears these performance measures, which exclude a portion of the provision for credit
losses, substitute individually tailored recognition and measurement methods for those of
GAAP and violate Rule 100(b) of Regulation G. Refer to Question
                                                        100.04 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations,
                                                        which is available on
our website at:

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please refrain from disclosing these
performance measures, or any other similar non-GAAP performance measures that exclude
all or a portion of the provision for credit losses.
 Tayfun Tuzun
Fifth Third Bancorp
June 24, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande,
Accounting Branch Chief, at (202) 551-3423 with any questions.



FirstName LastNameTayfun Tuzun                            Sincerely,
Comapany NameFifth Third Bancorp
                                                          Division of
Corporation Finance
June 24, 2020 Page 2                                      Office of Finance
FirstName LastName